SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011

Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                     to

Commission file number 1-1396

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Eaton Puerto Rico Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Eaton Corporation

1111 Superior Avenue

Cleveland, Ohio 44114-2584

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

(Name of Plan)
Eaton Puerto Rico Retirement Savings Plan

Date: June 25, 2012	By:	Eaton Corporation Pension
Administration Committee

	By:	/s/ B. K. Rawot
B. K. Rawot
Senior Vice President and Controller
Eaton Corporation

EATON PUERTO RICO

RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS

WITH

REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Pension Administration Committee and the

Pension Investment Committee—Eaton Corporation

We have audited the accompanying Statement of Net Assets Available for Benefits of the EATON PUERTO RICO RETIREMENT SAVINGS PLAN as of December 31, 2011 and 2010 and the related Statement of Changes in Net Assets Available for Benefits for the years then ended. These financial statements and supplemental schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Eaton Puerto Rico Retirement Savings Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedule of assets held for investment purposes at year end, together referred to as “supplemental information,” is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ MEADEN & MOORE, LTD.

Certified Public Accountants

June 25, 2012

Cleveland, Ohio

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

Eaton Puerto Rico Retirement Savings Plan

	December 31
	2011	2010
ASSETS
Receivable—Employer contributions	$20,298	$15,868
Receivable—Employee contributions	51,555	40,242

Total Receivables	71,853	56,110

Investments:
Vanguard Retirement Savings Trust II	20,657,715	21,020,758
Eaton Common Shares Fund	5,112,319	4,676,317
Vanguard Institutional Index	2,431,081	2,472,409
Vanguard Balanced Index Fund	984,218	849,840
Vanguard Developed Markets Index	520,044	565,654

Total Investments	29,705,377	29,584,978

Net Assets Available for Benefits at Fair Value	29,777,230	29,641,088

Adjustment from fair value to contract value for fully benefit- responsive investment contract	(956,584)	(827,758)

Net Assets Available for Benefits	$28,820,646	$28,813,330

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Eaton Puerto Rico Retirement Savings Plan

	Year Ended December 31
	2011	2010
Additions to Net Assets Attributed to:
Contributions:
Employer	$742,603	$301,346
Employee	1,945,706	1,463,353
Rollover	81,235	—

	2,769,544	1,764,699

Interest and dividend income	824,553	791,883
Net unrealized/realized appreciation (depreciation)	(1,002,669)	2,452,802

Total Additions	2,591,428	5,009,384

Deductions from Net Assets Attributed to:
Benefits paid to participants	2,584,019	2,717,770
Administrative expenses	93	132

Total Deductions	2,584,112	2,717,902

Net Increase	7,316	2,291,482

Net Assets Available for Benefits:
Beginning of Year	28,813,330	26,521,848

End of Year	$28,820,646	$28,813,330

NOTES TO FINANCIAL STATEMENTS

Eaton Puerto Rico Retirement Savings Plan

1	Description of Plan

The following description of The Eaton Puerto Rico Retirement Savings Plan (“the Plan”) provides only general information. Participants should refer to the Plan document and summary plan description, which is available from the Human Resources Department upon request, for a complete description of the Plan’s provisions.

General:

For periods prior to January 1, 2011, Eaton Corporation (“Eaton”) sponsored the Eaton Electrical de Puerto Rico Inc. Retirement Savings Plan (known for periods prior to January 1, 2006 as the Cutler-Hammer de Puerto Rico Inc. Retirement Savings Plan) (the “Prior Plan”). The Prior Plan was qualified under both Section 401(a) of the Internal Revenue Code of 1986, as amended, and under Sections 1(a) and (e) of the Puerto Rico Internal Revenue Code of 1994, as amended. The Prior Plan covered certain Employees who are bona fide residents of Puerto Rico who perform all of their services in Puerto Rico.

Subsequent to the publication of Revenue Ruling 2008-40, Eaton established The Eaton Puerto Rico Retirement Savings Plan (the “Plan”) effective as of the close of business on December 31, 2010 (the “Effective Date”). All assets and liabilities of the Prior Plan relating to Employees who are bona fide residents of Puerto Rico and who perform all of their services for the Employer in Puerto Rico, including assets and liabilities relating to similarly situated former Employees, were transferred to the Plan as of the Effective Date. On and after the Effective Date, only Eligible Employees who are bona fide residents of Puerto Rico and who perform all of their services for the Employer in Puerto Rico will be eligible to accrue benefits under the Plan.

Subsequent to the Effective Date, the Puerto Rico Internal Revenue Code of 2011 (the “PRIRC”) was adopted, superseding the Puerto Rico Internal Revenue Code of 1994 in a variety of respects. The Plan is intended to be qualified only under Sections 1081.01(a) and (d) of the PRIRC.

Eligibility:

The Plan provides that all full-time employees not covered under a collective bargaining agreement of the Company are eligible to participate in the Plan immediately upon employment.

Effective April 1, 2011, newly hired employees were automatically enrolled in the Plan at a rate of 6% of eligible compensation.

NOTES TO FINANCIAL STATEMENTS

Eaton Puerto Rico Retirement Savings Plan

1	Description of Plan, Continued

Contributions:

Employee Contributions -Employees may elect to make before-tax contributions to the Plan up to a maximum of 30% of their compensation.

Employer Contributions—The Company has agreed to make a voluntarily matching contribution of 50% of the employee contributions not to exceed 3% of the total compensation of the employee.

Contributions are subject to limitations on annual additions and other limitations imposed by Section 1081.01(d) of the Puerto Rico Internal Revenue Code, as amended from time to time, as defined in the Plan agreement.

Participants’ Accounts:

Each participant’s account is credited with the participant’s contributions and allocations of Company contributions, Plan earnings and transaction costs. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. On termination of service, a participant is eligible to receive a lump-sum amount equal to the vested value of his or her account.

Vesting:

All participants are 100% vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. Participants are 100% vested after three years of credited service or upon the death of the participant.

Forfeitures:

Forfeited non-vested accounts totaled $336 and $21 as of December 31, 2011 and 2010, respectively. Future employer contributions will be reduced by these amounts.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service guidelines.

Investment Options:

Contributions may be invested in any of the fund options available under the Plan.

NOTES TO FINANCIAL STATEMENTS

Eaton Puerto Rico Retirement Savings Plan

2	Summary of Significant Accounting Policies

Basis of Accounting:

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition:

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The Vanguard Retirement Savings Trust II Fund invests primarily in investment contracts issued by insurance companies, banks or other financial institutions, including investment contracts backed by high-quality fixed income securities.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Under the revised accounting standards, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Administrative Fees:

Substantially all administrative, management fees and other expenses of the Plan are paid by the Company. Certain transaction costs are paid by the participants.

Plan Termination:

The Company may amend, modify, suspend or terminate the Plan, provided that no assets held by the Plan or income thereon received for the purposes of the Plan shall be used for, or diverted to, purposes other than for the exclusive benefit of participating employees or their beneficiaries.

NOTES TO FINANCIAL STATEMENTS

Eaton Puerto Rico Retirement Savings Plan

2	Summary of Significant Accounting Policies, Continued

Risks and Uncertainties:

The Plan’s investment include investments in mutual funds and a collective fund holding investment contracts with varying degrees of risk, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for Plan benefits.

Subsequent Events:

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements.

3	Investments

Banco Popular de Puerto Rico is the Trustee of the Plan. Investments which constitute more than 5% of the Plan’s net assets are:

	2011	2010
Vanguard Retirement Savings Trust II	$20,657,715	$21,020,758
Eaton Common Shares Fund (A unitized fund of Eaton Shares and cash)	$5,112,319	$4,676,317
Vanguard Institutional Index	$2,431,081	$2,472,409

During 2011 and 2010, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as follows:

Eaton Common Shares Fund	$(928,473)	$2,068,261
Mutual funds	(74,196)	384,541

	$(1,002,669)	$2,452,802

NOTES TO FINANCIAL STATEMENTS

Eaton Puerto Rico Retirement Savings Plan

4	Tax Status

The Plan has received a determination letter from the Puerto Rico Treasury Department dated August 24, 1999, stating that the Plan meets the requirements for qualification under Puerto Rico income tax laws and that the related trust is exempt from income taxes. Subsequent to this determination the Plan was amended. Once qualified, the Plan is required to operate in conformity with the income tax laws of Puerto Rico to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the income tax laws of Puerto Rico and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan Administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2011, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. The Plan Administrator believes that the Plan is no longer subject to income tax examinations for years prior to December 31, 2008.

5	Party-in-Interest Transactions

Party-in-interest transactions include the investment in the common stock of Eaton Corporation and the payment of administrative expenses by the Company. Such transactions are exempt from being prohibited transactions.

During 2011 and 2010, the Plan received $150,664 and $124,899, respectively, in common stock dividends from Eaton Corporation.

6	Benefit-Responsive Fund

The Plan holds the Vanguard Retirement Savings Trust II, a fund managed by Vanguard, that invests in benefit-responsive investment contracts. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The traditional guaranteed investment contract issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan and the synthetic contract issuers are contractually obligated to guarantee the payment of a specific interest rate to the Plan.

NOTES TO FINANCIAL STATEMENTS

Eaton Puerto Rico Retirement Savings Plan

6	Benefit-Responsive Fund

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Vanguard, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The average market yield of the Fund for 2011 and 2010 was 3.09% and 3.36%, respectively. This yield is calculated based on actual investment income from the underlying investments for the last month of the year, annualized and divided by the fair value of the investment portfolio on the report date. The average yield of the Fund with an adjustment to reflect the actual interest rate credited to participants in the Fund was 2.68% and 3.01%, respectively.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

The fair value is based on various valuation approaches dependent on the underlying investments of the contract.

Certain events limit the ability of the Plan to transact at contract value with the issuer. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants is probable. The issuer may terminate the contract for cause at any time.

NOTES TO FINANCIAL STATEMENTS

Eaton Puerto Rico Retirement Savings Plan

7	Fair Value Measurements

In accordance with ASC 820, the Plan categorized financial instruments, based on the degree of subjectivity inherent in the valuation technique, into a fair value hierarchy of three levels, as follows:

• Level 1—inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

• Level 2—inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

• Level 3—inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Registered Investment Companies (Mutual Funds) and Separate Accounts: Valued at the net asset value (NAV) of shares held by the Plan at year end.

Guaranteed Investment Contract: Valued at the net unit value of units held by the trust at year end. The unit value is determined by the Total Value of Fund Assets divided by the Total Number of Units of the Fund owned.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTES TO FINANCIAL STATEMENTS

Eaton Puerto Rico Retirement Savings Plan

7	Fair Value Measurements, Continued

The following table sets forth by level on a recurring basis, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011. There are no assets which fall under Level 3 of the hierarchy.

	Level 1 Fair Value	Level 2 Fair Value	Total
Registered Investment Companies:
Large-cap equity funds	$2,431,081	$—	$2,431,081
Balanced funds	984,218	—	984,218
International equity funds	520,044	—	520,044

Total	3,935,343	—	3,935,343

Guaranteed Investment Contracts:
Stable value funds	—	20,657,715	20,657,715

Separate Accounts:
Company stock funds	—	5,112,319	5,112,319

Total assets at fair value	$3,935,343	$25,770,034	$29,705,377

The following table sets forth by level on a recurring basis, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010. There are no assets which fall under Level 3 of the hierarchy.

	Level 1 Fair Value	Level 2 Fair Value	Total
Registered Investment Companies:
Large-cap equity funds	$2,472,409	$—	$2,472,409
Balanced funds	849,840	—	849,840
International equity funds	565,654	—	565,654

Total	3,887,903	—	3,887,903

Guaranteed Investment Contracts:
Stable value funds	—	21,020,758	21,020,758

Separate Accounts:
Company stock funds	—	4,676,317	4,676,317

Total assets at fair value	$3,887,903	$25,697,075	$29,584,978

NOTES TO FINANCIAL STATEMENTS

Eaton Puerto Rico Retirement Savings Plan

8	Recent Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04 to improve the consistency of fair value measurement and disclosure requirements between U.S. GAAP and International Financial Reporting Standards (“IFRS”). As a result, the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements may change. Further, ASU 2011-04 provides additional disclosure requirements surrounding Level 3 fair value measurements, the uses of nonfinancial assets in certain circumstances and identification of the level in the fair value hierarchy used for assets and liabilities which are not recorded at fair value, but where fair value is disclosed. The amendments in this update are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. This guidance will be effective for the Company for the year ended December 31, 2012. The adoption is not expected to have a material impact on the Plan.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Form 5500, Schedule H, Part IV, Line 4i

Eaton Puerto Rico Retirement Savings Plan

EIN 98-0474648

Plan Number 002

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Vanguard Retirement Savings Trust II - see Footnote 1	Guaranteed Investment Contract	N/A	$19,701,131
*	Eaton Common Shares Fund	Separate accounts	N/A	5,112,319
	Vanguard Institutional Index	Mutual Funds	N/A	2,431,081
	Vanguard Balanced Index Fund	Mutual Funds	N/A	984,218
	Vanguard Developed Markets Index	Mutual Funds	N/A	520,044

				$28,748,793

Footnote 1 - denotes contract value

*	Party-in-interest to the Plan.

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-179675, Form S-8 No. 333-150636, Form S-8 No. 333-35697, Form S-8 No. 333-97373, Form S-8 No. 333-158822 and Form S-8 No. 333-166330) pertaining to the Eaton Puerto Rico Retirement Savings Plan of our report dated June 25, 2012, with respect to the financial statements of the Eaton Puerto Rico Retirement Savings Plan included in this Annual Report (Form 11-K) for the years ended December 31, 2011 and 2010.

/s/ Meaden & Moore, Ltd

Cleveland, Ohio

June 25, 2012